Annex A to Schedule 13D

SCHEDULE OF TRANSACTIONS

Date of Transaction	Security	Amount of Securities Acquired	Price per Share (USD)	Where and How Transaction Was Effected
July 28, 2026	Voting Common Stock	206,225	11.04(1)	In the open market through a broker-dealer
July 29, 2026	Voting Common Stock	3,000	12.63	In the open market through a broker-dealer
July 30, 2026	Voting Common Stock	1,000,000	13.00	In the open market through a broker-dealer

(1)  The price per share is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $10.295 to $12.00.